IVY FUNDS

6300 LAMAR AVENUE

P. O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

September 25, 2012

VIA EDGAR CORRESPONDENCE

Attn: Mary Cole

Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	Withdrawal of Post-Effective Amendment No. 76 to Registration Statement;

Ivy Funds (Registrant) File Nos. 811-6569 and 33-45961/CIK #883622

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“1933 Act”), Ivy Funds (“Trust”) hereby requests the withdrawal of the Trust’s Post-Effective Amendment No. 76 to its Registration Statement on Form N-1A, (File Nos. 33-45961, 811-6569), which was filed with the Securities and Exchange Commission pursuant to Rule 485(a) under the 1933 Act on August 2, 2012 (Accession No. 0001193125-12-331760) (“Amendment”).

The Trust is withdrawing the Amendment because the Trust has decided not to offer Class R shares at this time for the two series of the Trust referenced in the Amendment. No securities were sold in connection with the Amendment.

If you have any questions or comments concerning the foregoing, please contact me at 913-236-2227.

Very truly yours,

/s/ Philip A. Shipp
Philip A. Shipp
Assistant Secretary